Exhibit (a)(5)(iii)

Contact:	Robert R. Foley
Chief Financial Officer
(212) 297-1000

AMERICAN FINANCIAL REALTY TRUST ANNOUNCES FINAL

RESULTS OF THE TENDER OFFER FOR ITS OUTSTANDING 4.375%

CONVERTIBLE SENIOR NOTES DUE 2024

NEW YORK, NY (April 2, 2008) — American Financial Realty Trust (the “Company”) today announced  the final results of its previously announced cash tender offer to purchase any and all of the outstanding $450,000,000 principal amount of the Company’s 4.375% Convertible Senior Notes due 2024 (the “Notes”).

                The tender offer for the Notes expired at 5:00 p.m., New York City time, on April 1, 2008.

                The Company has been advised by Deutsche Bank Trust Company Americas, which acted as the depositary for the tender offer, that $450,000,000 principal amount of Notes were validly tendered pursuant to the terms of the tender offer prior to its expiration date.

                The Company plans to file a final amendment to its Tender Offer Statement on Schedule TO reporting the results of the tender offer with the Securities and Exchange Commission later today.

Company Profile

                Gramercy Capital Corp. (NYSE: GKK) is an integrated commercial real estate finance and property investment company whose debt investment business focuses on the direct origination and acquisition of whole loans, subordinate interests in whole loans, mezzanine loans, preferred equity, CMBS and other real estate securities, and whose property investment platform targets commercial properties net leased primarily to financial institutions and affiliated users throughout the United States. Gramercy is externally-managed by GKK Manager LLC, which is a majority-owned subsidiary of SL Green Realty Corp. (NYSE: SLG).  Gramercy is headquartered in New York City, and has regional investment and property management offices in Los Angeles, California, Jenkinton, Pennsylvania, Charlotte, North Carolina, and St. Louis, Missouri.

Forward-looking Information

This press release contains forward-looking information based upon the Company's current best judgment and expectations. Actual results could vary from those presented herein. The risks and uncertainties associated with forward-looking information in this release include the strength of the commercial real estate property markets, competitive market conditions, unanticipated administrative costs, general and local economic conditions, interest rates, capital market conditions, bankruptcies and defaults of borrowers or tenants in properties securing the Company's investments, difficulties encountered in integrating our company and American Financial, and other factors, which are beyond the Company's control. We undertake no obligation to publicly update or revise any of the forward-looking information. For further information, please refer to the Company's filings with the Securities and Exchange Commission.